

Mail Stop 3720

July 10, 2009

Via U.S. Mail and Fax (604) 696-0796
Robert G. McFarlane
Chief Financial Officer
Telus Corporation
8-555 Robson Street
Vancouver, British Columbia Canada V6B 3K9

      RE: Telus Corporation
              Form 40-F for the fiscal year ended December 31, 2008

              File No. 001-15144

Dear Mr. McFarlane:

      We have reviewed your supplemental response letter dated July 6, 2009, as well as your filing and have the following comments. As noted in our comment letter dated June 4, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Annual Report filed on Form 40-F for the year ended December 31, 2008

Note 6 – Segmented Information, pages 30-31

1. We have reviewed your response to comment 3 and the information in Annex A that is provided to your chief operating decision maker. We believe that each line item under Wireline EBITDA and Wireless EBITDA on page 42 of Annex A is a separate operating segment under SFAS 131 as discrete financial information is presented to your chief operating decision maker on a monthly basis. We believe that the chief operating decision maker can use this "Business Unit" EBITDA to make resource allocation decisions and to assess performance. In addition each operating segment is a reporting unit when testing goodwill for impairment.

    We note from your response that you believe your segment presentation is appropriate since you do "not have discrete financial information such as Operating Income, Capital Expenditure and Assets at the product category level." Such information is not necessary for a component to constitute an operating segment, EBITDA information is sufficient.

If you believe that these line items under Wireline EBITDA and Wireless EBITDA can be aggregated under paragraph 17 of SFAS 131, please provide us your analysis. In addition to your analysis of paragraphs 17(a) through 17(e), please provide us with an analysis that includes historical and projected revenues and EBITDA, along with any other information you believe would be useful in understanding how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if EBITDA is decreasing for one operation and increasing for another). Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 18 – 21 of SFAS 131, please provide us an analysis to support your position.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director